UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated September 1, 2020

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .

This Report on Form 6-K contains a Stock Exchange Announcement dated 1 September 2020 entitled ‘UPDATE ON THE MERGER OF BHARTI INFRATEL AND INDUS TOWERS’.

RNS Number: 6338X

Vodafone Group Plc

1 September 2020

1 September 2020

UPDATE ON THE MERGER OF BHARTI INFRATEL AND INDUS TOWERS

Vodafone Group Plc (“Vodafone”) today announces that it has agreed with Bharti Airtel Limited (“Bharti Airtel”) and Vodafone Idea Ltd (“Vodafone Idea”) to proceed with completion of the merger of Indus Towers Limited (“Indus Towers”) and Bharti Infratel Limited (“Bharti Infratel” and, following completion, the “Combined Company”).

It is expected that Vodafone will be issued with 760 million new shares in the Combined Company at closing in exchange for its 42% shareholding in Indus Towers on the basis that (a) Providence Equity Partners (“Providence”) has elected to receive shares in the Combined Company in respect of its 4.85% shareholding in Indus Towers, and (b) Vodafone Idea has elected to sell its full 11.15% shareholding in Indus Towers for cash. The shares issued to Vodafone would be equivalent to 28.2% in the Combined Company. Bharti Airtel’s shareholding in Bharti Infratel would be diluted from 53.5% to 36.7%. Bharti Airtel and Vodafone will jointly control the Combined Company.

At the current Bharti Infratel market valuation, Vodafone’s stake in the Combined Company would have a value of approximately INR 151 billion (€1.7 billion) and Vodafone Idea would receive approximately INR 40 billion (€464 million) in cash upon completion.

The final number of shares issued to Vodafone and Providence, as well as the cash paid to Vodafone Idea, will be based on agreed closing adjustments, including but not limited to movements in net debt and working capital for Bharti Infratel and Indus Towers up to closing.

Security Package

The parties have agreed a security package (the “Security Package”) for the benefit of the Combined Company. The Security Package can be invoked in the event Vodafone Idea is unable to satisfy certain payment obligations under its Master Services Agreement with the Combined Company (the “MSA”).

The Security Package is supported entirely by consideration from the transaction. The Security Package includes the following:

•             a prepayment in cash of INR 24 billion (€276 million) to be made at completion of the transaction by Vodafone Idea (the “Prepayment”) to the Combined Company in respect of present and future obligations under the MSA;

•             a primary pledge over shares owned by Vodafone in the Combined Company with a value of INR 40 billion (€464 million); and

•             a secondary pledge over shares owned by Vodafone in the Combined Company (ranking behind Vodafone’s existing lenders for the €1.3 billion loan utilised to fund Vodafone’s contribution to the Vodafone Idea rights issue in 2019) with a maximum liability cap of INR 42.5 billion (€489 million).

The implementation of the Security Package is subject to consent from Vodafone’s existing lenders in respect of the loan outlined above, regulatory approvals and on an extraordinary dividend of INR 48 billion (€552 million) being declared by the Combined Company within three months after completion.

The number of shares under the primary pledge will be determined at completion, based on the prevailing Bharti Infratel share price. The Security Package will reduce in value over time with payments made by Vodafone Idea under the MSA.

Completion

The transaction is conditional on consent from Vodafone’s existing lenders and a grant of an extension by the National Company Law Tribunal (“NCLT”) in respect of the statutory filing period for the merger scheme to make the merger scheme effective. Lender consent is expected within 21 days, after which the parties will work to complete the transaction expeditiously.

- ends -

For further information: Vodafone Group
Media Relations	Investor Relations
GroupMedia@vodafone.com	IR@vodafone.co.uk

About Vodafone

Vodafone is a leading technology communications company keeping society connected and building a digital future for everyone.

Vodafone is focused on two scaled and differentiated regional platforms in Europe and Africa.  We operate mobile and fixed networks in 22 countries and partner with mobile networks in 48 more.  As at 31 March 2020 we had over 300m mobile customers, more than 27m fixed broadband customers and over 22m TV customers.

We connect for a better future.  We are optimistic about how technology and connectivity can enhance the future and improve people’s lives. Through our business, we aim to build a digital society that enhances socio-economic progress, embraces everyone and does not come at the cost of our planet. That is why we have committed to improve one billion lives and halve our environmental impact by 2025.

For more information, please visit: www.vodafone.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: September 1, 2020	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary